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                                    FORM 6-K

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d 16 of
                       the Securities Exchange Act of 1934

               For the Quarters Ending March 31 and June 30, 1997

                         Commission File Number: 0-2918

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                          ARAMEX INTERNATIONAL LIMITED
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                          2 Badr Shaker Alsayyab Street
                            Um Uthayna, Amman, Jordan
                    (Address and principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes_____         No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________ .


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



                          ARAMEX INTERNATIONAL LIMITED
                                    FORM 6-K


                                Table of Contents


  Financial Information (unaudited):

     Consolidated Balance Sheets at June 30, 1997 and March 31, 1997..........1

     Consolidated Statement of Income for the six months ending
     June 30, 1997 and the three months ending March 31, 1997.................2

     Notes to Financial Statements............................................3

  Exhibits....................................................................7

  Signatures..................................................................8

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                     AS OF JUNE 30, 1997 AND MARCH 31, 1997
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                                June 30,           March 31,
                                                                 1997               1996
                                                              ----------         ----------
                                                              (unaudited)        (unaudited)
ASSETS
Current assets
         Cash and cash equivalents                               6,864               7,697
         Accounts receivable                                    14,317              13,219
         Deferred income taxes                                      37                  37
         Other current assets                                    2,655               2,207
                                                                 -----               -----
         Total current assets                                   23,873              23,160

Property, plant and equipment                                    3,785               2,898
Investments in affiliates, at cost                                  40                  40
Other assets                                                       255                 385
                                                                ------              ------
         Total Assets                                           27,953              26,483
                                                                ======              ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Due to banks                                                     720                 504
  Short term loan                                                  560                 266
  Current portion of notes payable                                  95                  96
  Accounts payable                                               5,820               6,096
  Other current liabilities                                      4,099               3,810
                                                                 -----               -----
         Total current liabilities                              11,294              10,772
                                                                ------              ------

Long term debt                                                      72                 114
Deferred income taxes                                               34                  34
Other liabilities                                                1,040                 927
                                                                 -----                 ---


Minority interests in subsidiaries                                 441                 273
                                                                   ---                 ---

Shareholders' Equity
  Share capital                                                     44                  44
  Additional paid in capital in excess of par                    7,304               7,384
  Cumulative translation adjustment                                 31                (36)
  Retained earnings                                              7,693               6,971

         Total shareholder's equity                             15,072              14,363
                                                                ------              ------
         Total Liabilities and Shareholders' Equity             27,953              26,483
                                                                ======              ======


 The accompanying notes are an integral part of these consolidated financial statements.

                  ARAMEX INTERNATIONAL LIMITED AND SUBSIDIARIES
                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
          FOR THE THREE MONTHS ENDING JUNE 30, 1997 AND MARCH 31, 1997
      (IN THOUSANDS OF U.S. DOLLARS, EXCEPT FOR SHARES AND PER SHARE DATA)


                                                       Three months ending           Three months ending
                                                            June 30,                      March 31,
                                                       1997          1996            1997            1996
                                                      -------       ------          ------          ------
                                                            (unaudited)                   (unaudited)
Revenues(3)                                           15,630         11,991          14,597          10,770
Shipping costs                                         8,230          6,241          (8,000)         (5,449)
                                                       -----          -----         -------         -------
      Gross profit                                     7,400          5,750           6,597           5,321
Operating expenses                                     2,509          2,258           2,681           1,962
Selling, general and administrative expenses           4,172          2,925           3,273           2,933
                                                       -----          -----           -----           -----

      Operating income                                   719            567             643             426
                                                         ---            ---             ---             ---

Other income (expenses):
Interest Income                                           96              0              83               0
Interest expense                                         (26)            (3)            (17)             (7)
(Loss) gain on sale of property, plant and equipment      (6)             0              (7)              0
Exchange gain (loss)                                     (29)             0              (2)              0
Other income (loss)                                       (6)            (1)              3              (7)
                                                         ---            ---             ---             ---
                                                          29             (4)             60             (14)
                                                         ---            ---             ---             ---

         Income before income taxes                      748            562             703             412
Provision for income taxes                                34             56              44              25
Minority interests                                        (8)            74              24              32
                                                         ---             --              --              --

      Net income                                         722            432             635             355
                                                         ===            ===             ===             ===

Earnings per share                                      0.16           0.14            0.15            0.11
                                                        ====           ====            ====            ====

Weighted average number of shares outstanding      4,429,688      3,125,000       4,296,355       3,125,000
                                                   =========      =========       =========       =========



 The accompanying notes are an integral part of these consolidated financial statements.

                  Aramex International Limited And Subsidiaries
              Notes to Unaudited Consolidated Financial Statements
            For Three Months Ending March 31, 1997 and June 30, 1997


(1)  BUSINESS AND ORGANIZATION

ARAMEX International Limited, ("ARAMEX" or the "Company") was incorporated under the laws of Bermuda on October 31, 1996 to be the successor to ARAMEX International, Limited, a Hong Kong company which was incorporated in February 1986 (" ARAMEX Hong Kong"). Through predecessor entities the Company has been in business since 1982.

On December 13,1996, ARAMEX subscribed for 100 shares of ARAMEX Hong Kong (the "Ordinary Shares") and each share of ARAMEX Hong Kong outstanding prior to such subscription was converted by a special resolution of the Shareholders of ARAMEX Hong Kong into non-voting deferred shares (the "Deferred Shares") (collectively, the "Reorganization"). The Deferred Shares do not carry voting rights (other than in respect of resolutions affecting their class rights) and are effectively subordinated to the Ordinary Shares (all of which are held by ARAMEX) in respect of all dividends, distributions and liquidation rights until such time as the holders of Ordinary Shares have received $ 100 billion. Accordingly, no value has been assigned to the Deferred Shares. Pursuant to the Reorganization, ARAMEX became the parent holding company of ARAMEX Hong Kong. The existing shareholders of ARAMEX Hong Kong will retain a nominal interest in ARAMEX Hong Kong through their ownership of the Deferred Shares. ARAMEX Hong Kong will act as an intermediate holding company of the Company's subsidiaries until the Company completes its reorganization plan to transfer all of its assets from ARAMEX Hong Kong to ARAMEX or into other subsidiary companies.

On January 17, 1997, the Company completed an initial public offering of 1,000,000 shares of common stock on the Nasdaq National Market at a price of $7.00 per share. The net proceeds of the issue received by the Company, (after deducting underwriting discounts, commissions and other costs associated with the offering), were approximately $5.2 million.

On January 29, 1997, the underwriters exercised their over-allotment option, (which was granted by the Selling Shareholders), on 150,000 shares of the Company's common stock. The Company has also agreed to sell, for a nominal price, to the Underwriters, warrants to purchase up to 100,000 shares of its common stock at an exercise price of $8.00 per share. The warrants are not redeemable, and are exercisable during a four-year period commencing January 13, 1998. The warrants provide, subject to certain conditions, for a period of four years commencing on January 13, 1998, one "demand" registration right and will provide, subject to certain conditions, for a period of three years commencing January 13, 1999, certain "piggyback" registration rights.

On December 19, 1996, the Board of Directors approved the Stock Option Plan, (the "Plan"). The Plan provides for the granting of incentive stock options and nonqualified stock options. The total number of shares available for grant under the Plan shall not exceed 400,000. The option price shall not be less than 100% of the fair market value of the Company's share on the date of the grant. In the case of an incentive stock option recipient possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries, the option price shall not be less than 110% of the fair market value of the Company's share on the date of the grant. No options were granted during the year. On January 13, 1997, Mr. Fadi Ghandour (CEO), was granted nonqualified options to purchase 100,000 shares of common stock at an option price of $7.00 per share. The options are exercisable for a period of ten years from the date of vesting. Fifty percent of these options vested on January 13, 1997 and the other fifty percent are to vest six months from said date. On January 13,1997, Mr. William Kingson (Chairman), was granted incentive stock options to purchase 100,000 shares of common stock at an option price of $7.00 per share. The options are exercisable for a period of five years from the date of vesting. Fifty percent of these options have vested on January 13, 1997 and the other fifty percent are to vest six months from said date.

                  Aramex International Limited And Subsidiaries
              Notes to Unaudited Consolidated Financial Statements
            For Three Months Ending March 31, 1997 and June 30, 1997

ARAMEX is authorized to issue 15,000,000 shares of common stock with a par value of $0.01 per share. At June 30, 1997 the Company had 4,429,688 shares of common stock issued and outstanding.

The Company is also authorized to issue 5,000,000 shares of preferred stock with a par value of $ 0.01 per share, none of which has been issued or is outstanding.

The accompanying unaudited consolidated financial statements have been presented to give effect to the reorganization as if it had taken place as of the beginning of the earliest period presented.

Principal Activities

From its main stations (hubs) in Dubai, London, New York and Amman, ARAMEX provides multi-modal services in international and domestic express delivery, freight forwarding, logistics and special services primarily to, from and within destinations in the Middle East and the Indian Sub-Continent. ARAMEX's operations are controlled through a regional office which was registered in Jordan on March 15, 1988 under the name of ARAMEX International Limited (the "Regional Office") pursuant to the foreign companies law No. (58) of 1985. The operations of the Regional Office are facilitated by the hubs of the ARAMEX network.

Effective January 1, 1996, the Company formally inaugurated its direct marketing and mail order catalog service at certain stations in the Middle East. The service, called Middle East Direct ("MED"), provides assistance to customers in selecting, ordering and delivering merchandise through catalogs of retail companies based principally in the United States and Western Europe.

(2)  SIGNIFICANT ACCOUNTING POLICIES

a)  Basis of presentation

         The consolidated financial statements of the Company included herein have been prepared by the Company, without audit. Results for the three months ended June 30, 1997 and March 31, 1997 are not necessarily indicative of results for the fiscal year.

         The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). For purposes of these financial statements, there are no significant differences between the Company's accounting principles utilized and the accounting principles generally accepted in the United States.

b)  Principles of consolidation

         The consolidated financial statements include the accounts of the Company and all of its subsidiaries that are controlled directly and indirectly through agreements that provide the Company with authority to govern the financial and operating affairs of the subsidiaries. All significant intercompany accounts and transactions have been eliminated.

                  Aramex International Limited And Subsidiaries
              Notes to Unaudited Consolidated Financial Statements
            For Three Months Ending March 31, 1997 and June 30, 1997

c)  Use of estimates

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

d)  Concentration of risk in geographic area

         The Company derived approximately 77% of its revenues from operations in the Middle East for each of the three months ended June 30, 1997 and March 31, 1997. The risk of doing business in this region could adversely affect the Company, as the region has been subject to many destabilizing political and economic factors over the years.

e)  Revenue recognition

         Revenues are recognized when shipments are completed. For "door-to-door" shipments, revenues are recognized upon delivery of freight at the destination. For other shipments, revenues are recognized upon delivery of freight to the air carrier, at which time, the revenue process is completed.

         Certain customers pay in advance, giving rise to deferred revenue.

f) Translation of the financial statements of foreign stations

         The Company's functional currency is the United States Dollar. The financial statements of foreign subsidiaries where the local currency is the functional currency (substantially all stations) are translated into U.S Dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from translation of financial statements are reflected as a separate component of shareholders' equity.

         Exchange gains and losses resulting from transactions of the Company and its subsidiaries which are made in currencies different from their own are included in income as they occur.

g)  Fixed assets

         Fixed assets are recorded at cost and are depreciated over their estimated useful lives using primarily the straight-line method.

         The estimated useful lives of these assets are:

         Furniture and fixtures             7 years
         Office equipment                   7 years
         Computers                          5 years
         Vehicles                           5 years

                  Aramex International Limited And Subsidiaries
              Notes to Unaudited Consolidated Financial Statements
            For Three Months Ending March 31, 1997 and June 30, 1997

h)  Income taxes

         The Company provides income taxes in accordance with IAS 12. As an offshore company incorporated in Bermuda, profits from operations of foreign subsidiaries are not subject to Bermudan taxes. For certain operations in the Middle East, the Company is exempt from income taxes. For other operations, deferred income taxes have been provided, using the liability method under IAS 12, for the difference between the book and tax bases of assets and liabilities.

         Deferred income taxes have not been provided on the undistributed earnings of subsidiaries operating outside of Bermuda, as such earnings are expected to be indefinitely reinvested or, if distributed, are expected to be distributed tax free.

i)  Employee termination indemnities

         Certain of the Company's subsidiaries are required, by the labor law of each related country, to provide indemnity payments upon termination of relationship with their employees. The benefit accrues to employees on a pro-rata basis during their employment period and is based on each employee's current salary. Other liabilities in the accompanying Consolidated Financial Statements reflects the maximum amounts of the indemnities as of the balance sheet dates of $1,039,604 and $926,880, respectively, at June 30, 1997 and March 31, 1997.

(3)  REVENUE FROM SERVICES


                                                       Three months ending                 Three months ending
                                                             June 30,                           March 31,
                                                  -------------------------------      -----------------------------
                                                     1997               1996               1997             1996
                                                  ------------       ------------      -------------      ----------
                                                           (unaudited)                         (unaudited)
Courier
   Retail Express                                       5,084              3,972              4,451           3,606
   Wholesale Express                                    3,780              3,184              3,667           3,123
                                                  ------------       ------------      -------------      ----------
      Total Courier Revenues                            8,864              7,156              8,118           6,729
                                                  ============       ============      =============      ==========
Freight Forwarding                                      5,295              3,437              4,576           3,121
Domestic Revenues (1)                                     844                778                794             919
MED(1)                                                    352                  -                342               -
Other Revenues(1)                                         275                620                767               -
                                                  ------------       ------------      -------------      ----------
   Total Revenues                                      15,630             11,991             14,597          10,770
                                                  ============       ============      =============      ==========


(1) For the three months ending March 31, 1996, Domestic Revenues include MED and Other Revenues and for the three months ending June 30, 1996, Domestic Revenues include MED Revenues.

EXHIBITS

99.1 Press release announcing the Company's results for the three months ending March 31, 1997 attached hereto and incorporated herein by reference.

99.2 Press release announcing the Company's results for the three months ending June 30, 1997.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ARAMEX INTERNATIONAL LIMITED




Date:    September 12, 1997                 By:  /s/ William S. Kingson
                                                 ----------------------
                                                 William S. Kingson
                                                 Chairman of the Board






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